

Rafael Masters · 2nd

CEO and Cofounder at Vulcan Augmetics (Techstars 21)

Vietnam · Contact info

RMIT University Vietnam

Maastricht University

500+ connections

1 mutual connection: Adie Akuffo-Afful

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Highlights

Hello Tomorrow Asia Pacific Summit 2022
Rafael is speaking at this event

About

Im a cofounder, part time designer and maker, occasional philosopher and human kintsugi advocate.
Big fan of science, technology, human imagination, and applying them all creatively. And engineers.

Mission
What drives me mostly is a fondness for humanity and the notion that we could do better. There are many areas where with a little creativity existing technology and systems can be applied to solve a problem and radically improve peoples lives. Whether this is changing how we interact with a PC or building a better business structure, there are things we could do better.
Assistive technology is is one such area. Having grown up reading books, watching films and playing videogames where characters with robotic limbs were at an advantage, and looked incredibly cool, it seemed strange that in an era of cheap manufacturing, rapid scanning, 3d printing and Marvel, that nobody had made affordable and customizable products that you could upgrade like your phone or power tool.
We could do better. And we will.

Activity

1,125 followers

Rafael Masters commented on a post • 1w

Very nice casual gait there, he looks comfortable and competent.
Stellar work.

936 · 57 comments · 28 shares

Rafael Masters commented on a post • 2w

One thing Techstars Toronto Accelerator drilled into us was "lines not dots".
The longer you are in regular touch with a VC and sending emails, the more progress and more track record they will see, which means they are much more likely to invest.

598 · 64 comments

Rafael Masters reshared a post • 2w


HEALTHCARE

Hugely excited to be able to present about affordable healthcare and access at Hello Tomorrow Asia Pacific Summit. Its also nice to get back to educating on a topic that is very dear to me, without it being a pitch. Usually you are so time constrained that a lot of the context has to be left ...show more

23 · 2 comments

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Experience

Industry Advisory Board Member
RMIT University Vietnam
Nov 2018 - Present · 3 yrs 11 mos
Ho Chi Minh

Exactly what it says on the tin. On behalf of Vulcan, and representing the tech startup viewpoint, we advise and discuss course and skillset development with RMIT Vietnam to help them continue ...see more

Vulcan Augmetics
5 yrs 2 mos
Ho Chi Minh

- **Principal CEO**
  Nov 2017 - Present · 4 yrs 11 mos
- **Principal Cofounder**
  Aug 2017 - Present · 5 yrs 2 mos

  CEO of Vulcan Augmetics. We aim to make affordable, modular prosthetics that allow people to upgrade themselves to perform specific tasks and improve their functionality over time. ...see more

Academic Development Manager
I-CLC
Jan 2017 - Feb 2018 · 1 yr 2 mos
Ho Chi Minh

HRBP
Teaching, Training and Talent D ...see more

Academic Quality Manager
ICLC
Jan 2014 - Jan 2017 · 3 yrs 1 mo

Ho Chi Minh

HR
Teaching, Training and Talent D ...see more

Academic Manager
ConnectTeach
Apr 2012 - 2014 · 1 yr 10 mos
Ho Chi Minh, Vietnam

HR
-Oversee recruitment ...see more

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Education

Maastricht University
Master of Business Administration (M.B.A.), HR, Business Statistics, Financial Management, Management Accounting
2015 - 2017

Maastricht MBA, full time MBA course taken on campus in Ho Chi Minh city, Vietnam. Completed with Distinction.

University of East Anglia
Bachelor of Arts (B.A.), Philosophy
2004 - 2008
Grade: 2nd Class (Hons)
Activities and societies: Debate Club, Deviant Society, Chess Club, Circus Society, Music (Guitar, Saxophone)

Studied Philosophy of Mind, Philosophy of Sociology, Ethical Philosophy, Epistemology, Logic
Involved member of university music scene, bands, live performances, etc ...see more

NILE - Norwich Institute for Language Education
CELTA, English Language
2007 - 2007

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Skills

Staff Development
13 endorsements

Talent Recruitment
9 endorsements

Management
8 endorsements

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Recommendations

Received Given

Viet Hoang · 3rd
Trust the process!
January 3, 2022, Viet reported directly to Rafael

Rafael is awesome. At the darkest hours, you will see him glow. He will not break nor fall, he will not be grumpy nor pessimistic, he will just do everything that should be done, slightly faster. He teaches himself how to help you, and he will make sure that things are of the best quality it can be before shipping/demo. He has an utter desire to stay connected and get to know Vulcan's users. He sees them in the ...see more

Publications

Commentary: Ambitious and smart, youths in Ho Chi Minh are building Asia's Silicon Valley
Channel News Asia · Aug 19, 2017
Show publication

Entrepreneurship in Emerging and Developing Markets: The Case of Vietnam
Effective Executive

An analytical overview of the entrepreneurial environment in Vietnam with reference to labour, finance, regulations, and social/cultural conditions.

Other authors

Honors & awards

Distinction
Issued by Maastricht Business School · Sep 2017
Associated with Maastricht University

Graduated from Maastricht with an MBA with full distinction.

Full Academic Scholarship
Issued by Lord Wandsworth College
Associated with Lord Wandsworth College

I was the recipient of a full academic scholarship for the entire duration of my time at LWC.

Languages

English
Native or bilingual proficiency

French
Elementary proficiency

Spanish
Elementary proficiency

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Organizations

Maastricht Management School

Interests

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